UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING A COKING COAL SUPPLY CONTRACT

Moscow, Russia – June 09, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its Mechel Trading AG subsidiary has signed a long-term coking coal supply contract with South Korean
Hyundai Steel.
In February 2009, visiting South Korea as a member of the Russian delegation headed by the Russian Federation Deputy Prime Minister Igor Sechin, Mechel OAO
Chief Executive Officer Igor Zyuzin signed the agreement with South Korean
Hyundai Steel to supply K-9 grade coking coal mined from Neryungri open pit.
On June 9, 2009, under the agreement a commercial contract has been concluded between Mechel Trading AG, Mechel’s international sales company, and South
Korean Hyundai Steel Company.
Pursuant to the contract, coal will be supplied during the next five years starting from April 1, 2010.  The supply volumes will reach 200,000 tonnes p.a.
The coal deliveries to South Korea will be performed on FOB basis via Mechel’s trade Port Posiet subsidiary.
“Signing the commercial contract became another stage in developing partnership relations between Mechel and Hyundai Steel.  In the context of current economic situation, export coking coal supplies became especially important to ensure utilization of our mining facilities.  I am confident that today’s signing will give additional impetus to the long-term and mutually beneficial relations between our companies,” Mechel OAO Senior Vice President Vladimir Polin commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 06/09/2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO